

January 13, 2025

Brad S. Lakhia
Executive Vice President and Chief Financial Officer
OPENLANE, Inc.
11299 N. Illinois Street, Suite 500
Carmel, Indiana 46032

      **Re: OPENLANE, Inc.**
           **Form 10-K for Fiscal Year Ended December 31, 2023**
           **File No. 001-34568**

Dear Brad S. Lakhia:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Trade & Services

cc:     Charles S. Coleman